UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR SECTION 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
TICKETS.COM, INC.
(Name of Subject Company)
MLBAM ACQUISITION CORP.
MLB ADVANCED MEDIA, L.P.
(Names of Filing Persons (Offeror))
COMMON STOCK, PAR VALUE $0.000225 PER SHARE
(Title of Class of Securities)
88633M200
(CUSIP Number of Class of Securities)
Michael J. Mellis
Senior Vice President and General Counsel
MLBAM Acquisition Corp.
MLB Advanced Media, L.P.
75 Ninth Avenue
New York, New York 10011
Tel.: (212) 485-3444
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing persons)
With a copy to:
Jay O. Rothman
Foley & Lardner LLP
777 East Wisconsin Avenue
Milwaukee, Wisconsin 53202
Tel.: (414) 271-2400
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$12,702,412.80	$1,496

*	Estimated for purposes of calculating the amount of the filing fee only. The fee was calculated by multiplying $1.10 (the per share tender offer price) by the 11,547,648 potentially outstanding shares of Common Stock (assuming for this purpose, (1) the conversion of 4,166,669 shares of Series F Preferred Stock into 1,451,059 shares of Common Stock; (2) the exercise of warrants to purchase a total of 13,656 shares of Common Stock; and (3) the exercise of options to purchase 399,410 shares of Common Stock) sought in the Offer, which gives an aggregate consideration of $12,702,412.80

**	Calculated by multiplying the Transaction Value by 0.00011770 in accordance with Rule 0-11(d), and based on Fee Rate Advisory #6 for Fiscal Year 2005 issued by the Securities and Exchange Commission on December 9, 2004.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previous Paid:	Filing Party:

Form or Registration No.:	Date Filed:

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
      ☒ third-party tender offer subject to Rule 14d-1.
      ☐ issuer tender offer subject to Rule 13e-4.
      ☐ going-private transaction subject to Rule 13e-3.
      ☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:     ☐

ITEMS 1 THROUGH 9, AND ITEM 11.
      This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by MLBAM Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of MLB Advanced Media, L.P., a Delaware limited partnership (“Parent”), to purchase all of the issued and outstanding shares of common stock, par value $0.000225 per share (the “Shares”), of Tickets.com, Inc., a Delaware corporation (the “Company”), at a purchase price of $1.10 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 17, 2005 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), which Offer to Purchase and Letter of Transmittal are annexed to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Schedule TO is being filed on behalf of Purchaser and Parent.
      The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1-9 and 11 of this Schedule TO. The Agreement and Plan of Merger, dated as of February 14, 2005, by and among Parent, Purchaser, and the Company, a copy of which is attached to this Schedule TO as Exhibit (d)(1) hereto, is incorporated herein by reference with respect to Items 1-9 and 11 of this Schedule TO.

ITEM 10.	FINANCIAL STATEMENTS.
      Not applicable.

ITEM 12.	EXHIBITS.

(a)(1)(A)	Offer to Purchase dated February 17, 2005.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(E)	Form of Letter from Purchaser to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to Clients.
(a)(5)(A)	Form of Joint Press Release issued by Parent, Purchaser and the Company dated February 15, 2005 (incorporated by reference to Exhibit 99(a)(5) to the Schedule TO-C filed by Purchaser and Parent on February 15, 2005).
(a)(5)(B)	Form of Summary Advertisement published in The Wall Street Journal on February 17, 2005.
(b)	Credit Agreement dated as of January 28, 2005, by and among Parent, Bank of America, N.A., and JPMorgan Chase Bank, N.A.
(d)(1)	Agreement and Plan of Merger, dated as of February 14, 2005, by and among Parent, Purchaser, and the Company (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by the Company on February 15, 2005).
(d)(2)	Securities Purchase Agreement, dated as of February 14, 2005, by and among Parent, Purchaser, General Atlantic Partners 74, L.P., General Atlantic Partners 54, L.P., GAP Coinvestment Partners II, L.P., and GapStar, LLC (incorporated by reference to Exhibit 2.2 to the Form 8-K filed by the Company on February 15, 2005).
(d)(3)	Stockholder Agreement, dated as February 14, 2005, by and among Parent, Purchaser, General Atlantic Partners 74, L.P., General Atlantic Partners 54, L.P., General Atlantic Partners 46, L.P., GAP Coinvestment Partners, L.P., GAP Coinvestment Partners II, L.P., and GapStar, LLC (incorporated by reference to Exhibit 2.5 to the Form 8-K filed by the Company on February 15, 2005).

(d)(4)	Stockholder Agreement, dated as February 14, 2005, by and among Parent, Purchaser, and International Capital Partners, Inc. Profit Sharing Trust (incorporated by reference to Exhibit 2.3 to the Form 8-K filed by the Company on February 15, 2005).
(d)(5)	Stockholder Agreement, dated as February 14, 2005, by and among Parent, Purchaser, Sports Capital Partners, L.P., Sports Capital Partners (Cayman Islands), L.P., and Sports Capital Partners CEV, LLC (incorporated by reference to Exhibit 2.4 to the Form 8-K filed by the Company on February 15, 2005).
(d)(6)	Stockholder Agreement, dated as February 14, 2005, by and among Parent, Purchaser, Competiber, S.A., Mr. Ignacio Suarez-Zuloaga, Mr. Ramon Suarez, and Valor XXI SICAV, S.A. (incorporated by reference to Exhibit 2.6 to the Form 8-K filed by the Company on February 15, 2005).
(d)(7)	Change of Control Bonus Escrow Agreement dated February 14, 2005, by and among Parent, U.S. Bank, N.A. as escrow agent, and Ron Bension, Robert Murphy, Carl Thomas, Christian Henry, Joseph Manna, Simon Crane, and Elizabeth Webb. (incorporated by reference to Exhibit (e)(9) to the Schedule 14D-9 of the Company filed February 17, 2005).
(d)(8)	Tickets.com, Inc. Schedule of Performance Metrics dated February 14, 2005.
(d)(9)	Tickets.com, Inc. Financial Projections dated February 14, 2005.
(g)	None.
(h)	None.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.
      Not applicable.

SIGNATURE
      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MLBAM Acquisition Corp.

By:	/s/ Robert A. Bowman

Robert A. Bowman
President and Chief Executive Officer

MLB Advanced Media, L.P., by MLB Advanced Media, Inc., its General Partner

By:	/s/ Michael J. Mellis

Michael J. Mellis
Senior Vice President and
General Counsel
Dated: February 17, 2005

EXHIBIT INDEX

Exhibit
Number	Description

(a)(1)(A)	Offer to Purchase dated February 17, 2005.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(E)	Form of Letter from Purchaser to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to Clients.
(a)(5)(A)	Form of Joint Press Release issued by Parent, Purchaser and the Company dated February 15, 2005 (incorporated by reference to Exhibit 99(a)(5) to the Schedule TO-C filed by Purchaser and Parent on February 15, 2005).
(a)(5)(B)	Form of Summary Advertisement to be published in The Wall Street Journal on February 17, 2005.
(b)	Credit Agreement dated as of January 28, 2005, by and among Parent, Bank of America, N.A., and JPMorgan Chase Bank, N.A.
(d)(1)	Agreement and Plan of Merger, dated as of February 14, 2005, by and among Parent, Purchaser, and the Company (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by the Company on February 15, 2005).
(d)(2)	Securities Purchase Agreement, dated as of February 14, 2005, by and among Parent, Purchaser, General Atlantic Partners 74, L.P., General Atlantic Partners 54, L.P., GAP Coinvestment Partners II, L.P., and GapStar, LLC (incorporated by reference to Exhibit 2.2 to the Form 8-K filed by the Company on February 15, 2005).
(d)(3)	Stockholder Agreement, dated as February 14, 2005, by and among Parent, Purchaser, General Atlantic Partners 74, L.P., General Atlantic Partners 54, L.P., General Atlantic Partners 46, L.P., GAP Coinvestment Partners, L.P., GAP Coinvestment Partners II, L.P., and GapStar, LLC (incorporated by reference to Exhibit 2.5 to the Form 8-K filed by the Company on February 15, 2005).
(d)(4)	Stockholder Agreement, dated as February 14, 2005, by and among Parent, Purchaser, and International Capital Partners, Inc. Profit Sharing Trust (incorporated by reference to Exhibit 2.3 to the Form 8-K filed by the Company on February 15, 2005).
(d)(5)	Stockholder Agreement, dated as February 14, 2005, by and among Parent, Purchaser, Sports Capital Partners, L.P., Sports Capital Partners (Cayman Islands), L.P., and Sports Capital Partners CEV, LLC (incorporated by reference to Exhibit 2.4 to the Form 8-K filed by the Company on February 15, 2005).
(d)(6)	Stockholder Agreement, dated as February 14, 2005, by and among Parent, Purchaser, Competiber, S.A., Mr. Ignacio Suarez-Zuloaga, Mr. Ramon Suarez, and Valor XXI SICAV, S.A. (incorporated by reference to Exhibit 2.3 to the Form 8-K filed by the Company on February 15, 2005.
(d)(7)	Change of Control Bonus Escrow Agreement dated February 14, 2005, by and among Parent, U.S. Bank, N.A. as escrow agent, and Ron Bension, Robert Murphy, Carl Thomas, Christian Henry, Joseph Manna, Simon Crane, and Elizabeth Webb (incorporated by reference to Exhibit(e)(9) to the Schedule 14D-9 of the Company filed February 17, 2005).
(d)(8)	Tickets.com, Inc. Schedule of Performance Metrics dated February 14, 2005.
(d)(9)	Tickets.com, Inc. Financial Projections dated February 14, 2005.
(g)	None.
(h)	None.

4